UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

CorAutus Genetics, Inc. (Formerly known as GenStar Tharapeutics Corporation and sometimes referred to herein as "CAQ") (Name of Issuer)
Common Stock, Par Value $0.001 per share (Title of Class of Securities)
218139-10-3 (CUSIP Number)
Shawn K. Singh, Esq.
Cato Holding Company
601 Gateway Blvd., Suite 1010
South San Francisco, CA 94080-7037
650-588-8256
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 27, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 218139-10-3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cato Holding Company ("CHC")

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : N/A (b) :

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CHC - North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY	7.	SOLE VOTING POWER CHC – 521,496 [1]
EACH REPORTING
PERSON WITH:	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER CHC – 521,496

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON CHC – 521,496 shares of CAQ common stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 CHC – 4.34%

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CUSIP No. 218139-10-3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY) Allen Cato ("AC")

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : N/A (b) :

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION AC - USA

NUMBER OF SHARES BENEFICIALLY OWNED BY	7.	SOLE VOTING POWER AC – 9,471 [1,2]
EACH REPORTING
PERSON WITH:	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER AC – 9,471

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON AC – 9,471 shares of CAQ common stock [2]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 AC - 0.08% [2]

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CUSIP No. 218139-10-3

This Amendment No. 1 amends the statement on Schedule 13D filed by CHC with the Commission on March 11, 2003.

Notes:

1.   Pursuant to that certain Agreement and Plan of Reorganization by and among VGI, GenStar , and Genesis Acquisition Corp., dated September 12, 2002, as amended, 107,295 shares of the above-listed stock beneficially owned by CHC and 731 shares of the above-listed stock beneficially owned by AC will remain in escrow until September 12, 2004, to satisfy potential indemnity obligations of VGI stockholders to GenStar.

2.   As of this reporting date, AC’s shares consist of 6,979 shares of CAQ common stock that he owns directly, and 2,492 shares of CAQ common stock that he has the right to purchase upon exercise of a nonqualified stock option. In addition, as the majority shareholder, director, Chairman and Chief Executive Officer of CHC, AC may be deemed, because of his power to exercise control over CHC, to be the beneficial owner of the CAQ shares owned by CHC as of this reporting date.

3.   The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer in its Form S-3 filed with the Commission on January 27, 2004.

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CUSIP No. 218139-10-3

Item 1.   Security and Issuer.

Class of Equity Securities:	Common Stock, Par Value $0.001 per share
Name of Issuer:	CorAutus Genetics Inc.
Address of Issuer's Principal Executive Officers:	10300 Barnes Canyon Road San Diego, CA 92121 (858) 450-5949

Item 2.   Identity and Background.

For CHC

(a)   The name of the first person filing this statement is Cato Holding Company, a North Carolina corporation (“CHC”).

(b)   The address of the principal office and principal place of business of CHC is 4364 South Alston Avenue, Durham, NC 27713-2280.

(c)   CHC is an investment holding company.

(d)   During the past five years, CHC has not been convicted in a criminal proceeding.

(e)   During the past five years, CHC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CHC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)   North Carolina corporation

For AC

(a)   The name of the second person filing this statement is Allen Cato, an individual (“AC”).

(b)   The business address of AC is c/o Cato Holding Company, 4364 South Alston Avenue, Durham, NC 27713-2280.

(c)   AC is the Chairman and Chief Executive Officer of CHC

(d)   During the past five years, AC has not been convicted in a criminal proceeding.

(e)   During the past five years, AC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which AC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)   USA citizen.

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CUSIP No. 218139-10-3

For the Other Officers and Directors of CHC

(a)   AC is a director of CHC and its Chairman and Chief Executive Officer. The other officers and directors of CHC (collectively, the “Other Officers and Directors”) are as follows:

Directors: Lynda Sutton (“LS”), Daniel Cato (son of AC), and Adrian Cato (spouse of AC).

Officers – LS, President; and Shawn K. Singh, Chief Operating Officer, General Counsel and Secretary.

(b)   The business address of each of the Other Officers and Directors is c/o Cato Holding Company, 4364 South Alston Avenue, Durham, NC 27713-2280.

(c)   These persons hold the positions specified in clause (a) above, and have as their business address, c/o Cato Holding Company, 4364 South Alston Avenue, Durham, NC 27713-2280.

(d)   During the past five years, none of the Other Officers and Directors has been convicted in a criminal proceeding.

(e)   During the past five years, none of the Other Officers and Directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)   Each Other Officer and Director is a USA citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.   Purpose of Transaction.

On February 5, 2003, GenStar completed a merger with VGI based upon the Agreement and Plan of Reorganization dated as of September 12, 2002, as amended, and related agreements (the "Merger Agreement"), by and among GenStar, GenStar Acquisition Corporation, a wholly owned subsidiary of GenStar, and VGI. Pursuant to the Merger Agreement, Genesis Acquisition Corporation was merged with and into VGI, with VGI surviving the merger and becoming a wholly owned subsidiary of GenStar (the "Merger"). Upon consummation of the Merger, GenStar changed its name to "CorAutus Genetics Inc."

For CHC

In connection with the Merger, CHC converted all of the 3,384,761 shares of VGI common stock and 1,535,901 shares of VGI Series C Convertible Preferred Stock held by CHC. After giving effect to CAQ’s 7-to-1 reverse stock split completed on March 10, 2003, CHC received in exchange for its VGI shares 1,024,996 shares of CAQ common stock, 917,701 shares of which CHC received directly and the remaining 107,295 shares of which (“CHC Escrow Shares”) are held in escrow until September 21, 2004 to satisfy potential indemnity obligations of VGI stockholders to GenStar following the closing of the merger.

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CUSIP No. 218139-10-3

In the event the CHC Escrow Shares are not used for such indemnification, the shares will be distributed to CHC. CHC retains voting rights for the CHC Escrow Shares. Additionally, CHC became party to the Stockholders Agreement, dated as of September 12, 2002, wherein CHC agreed to certain transfer restrictions on the CAQ shares CHC holds. These transfer restrictions terminated on November 2, 2003.

During February 2004, CHC sold 503,500 shares of its CAQ common stock in open market sales as follows:

CHC Sale of Corautus shares

	Trade	Settlement		Aggregate	Net
# shares	Date	Date	Per share	Amount	Proceeds
100	02/06/04	02/11/04	$7.3300	$733.00	$721.91
1,900	02/06/04	02/11/04	$7.1500	$13,585.00	$13,374.41
500	02/09/04	02/12/04	$7.1200	$3,560.00	$3,498.08
500	02/09/04	02/12/04	$7.1500	$3,575.00	$3,513.08
500	02/09/04	02/12/04	$7.1200	$3,560.00	$3,498.08
3,500	02/26/04	03/02/04	$6.6029	$23,110.15	$23,109.24
496,500	02/27/04	03/03/04	$6.2000	$3,078,300.00	$3,078,179.94

503,500				$3,126,423.15	$3,125,894.74

After sale of these shares, CHC held 521,496 shares of CAQ common stock which represented 4.34% of the total number of such shares outstanding. Of these shares, 414,201 shares are held by CHC directly and 107,295 remain in escrow.

CHC does not have any plan or intention to acquire additional CAQ shares or to take any steps that would change the organization or operations of CAQ.

For AC

In connection with the Merger, AC converted all of the 35,000 shares of VGI common stock held by him into CAQ’s common stock. After giving effect to CAQ’s 7-1 reverse stock split completed on March 10, 2003, AC received in exchange for his VGI shares 6,979 shares of CAQ common stock, 6,249 shares of which AC received directly and the remaining 731 shares (“AC Escrow Shares”) are held in escrow until September 21, 2004 to satisfy potential indemnity obligations of VGI stockholders to GenStar following the closing of the merger. In the event the AC Escrow Shares are not used for such indemnification, the shares will be distributed to AC. AC retains voting rights for the AC Escrow Shares. Additionally, AC became party to the Stockholders Agreement, dated as of September 12, 2002, wherein AC agreed to certain transfer restrictions on the CAQ shares AC holds. These transfer restrictions terminated on November 2, 2003.

In addition, to the foregoing, in connection with the Merger, after giving effect to CAQ’s 7-1 reverse stock split completed on March 10, 2003, AC was issued an option to purchase 2,492

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CUSIP No. 218139-10-3

shares of CAQ common stock at an exercise price of $0.1543. The option is presently exercisable and expires on September 3, 2012.

AC does not have any plan or intention to acquire additional shares of CAQ or to take any steps that would change the organization or operations of CAQ.

Item 5.   Interest in Securities of the Issuer.

For CHC

(a) Amount beneficially owned:	521,496
Percent of class:	4.34%

(b) Number of shares as to which the reporting person has:

(i) Sole power to vote or direct the vote:	521,496
(ii) Shared power to vote or direct the vote:	-0-
(iii) Sole power to dispose or to direct the disposition:	521,496
(iv) Shared power to dispose or to direct the disposition:	-0-

(c)   Information contained in Item 4 above is incorporated herein by reference.

(d)   Not applicable.

(e)   Not applicable.

For AC

(a) Amount beneficially owned:	9,471
Percent of class:	0.08%

(b) Number of shares as to which the reporting person has:

(i) Sole power to vote or direct the vote:	9,471
(ii) Shared power to vote or direct the vote:	-0-
(iii) Sole power to dispose or to direct the disposition:	9,471
(iv) Shared power to dispose or to direct the disposition:	-0-

(c)   Information contained in Item 4 above is incorporated herein by reference.

(d)   Not applicable.

(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to that certain Agreement and Plan of Reorganization by and among VGI, GenStar , and Genesis Acquisition Corp., dated September 12, 2002, as amended, 107,295 of CHC’s shares of CAQ common stock and 731 shares of AC’s shares of CAQ stock are held in escrow

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CUSIP No. 218139-10-3

until September 12, 2004 to satisfy potential indemnity obligations of CHC and AC, respectively, to CAQ.

Other than as described above or elsewhere in this Schedule 13D, including its exhibits, to the knowledge of each of CHC and AC, there are no contracts, arrangements, understandings or relationships among such person (as previously named in Item 2) and other persons with respect to any securities of the Company.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 7.1	Agreement and Plan of Reorganization, dated as of September 12, 2002, as amended, by and among GenStar, Genesis Acquisition Corporation and VGI (included as Annex A-1 to the GenStar Proxy Statement/Prospectus dated December 19, 2002 included in GenStar's Registration Statement on Form S-4/A (Registration No. 333-101606), and incorporated herein by this reference).

Exhibit 7.2	Stockholders Agreement, dated September 12, 2002, by and among GenStar, Genesis Acquisition Corporation, VGI, and certain VGI stockholders (included as Exhibit 99.9 to GenStar’s Registration Statement on Form S-4/A dated December 19, 2002 (Registration No. 333-101606), and incorporated herein by this reference).

Exhibit 7.3	Form of Escrow Agreement, by and among GenStar, Genesis Acquisition Corporation, VGI, Century Capital Associates LLC, and U.S. Bank Trust National Association (included as Exhibit 2.9 to GenStar’s Registration Statement on Form S-4/A dated December 19, 2002 (Registration No. 333-101606), and incorporated herein by this reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cato Holding Company

Date: March 25, 2004	By:	/s/ Allen Cato

Allen Cato, Executive Officer

Date: March 25, 2004	By:	/s/ Allen Cato

Allen Cato, Individually

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